September 13, 2019

Pei Xu
Chief Financial Officer
Zhongchao Inc.
Nanxi Creative Center, Suite 218
841 Yan' An Middle Road
Jing' An District
Shanghai, China 200040

       Re: Zhongchao Inc.
           Draft Registration Statement on Form F-1
           Filed on August 19, 2019
           CIK 0001785566

Dear Ms. Xu:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement filed August 19, 2019

Prospectus Summary, page 1

1. Please revise to also provide a chart of your corporate structure upon completion of the offering, showing the percentage held by public shareholders. Please also revise to identify the shareholders of Zhongchao Shanghai, including the 6.5% shareholder referenced in the final paragraph on page 12.
 Pei Xu
FirstName LastNamePei Xu
Zhongchao Inc.
Comapany 13, 2019
September NameZhongchao Inc.
September 13, 2019 Page 2
Page 2
FirstName LastName
Corporate Information
Our Corporate History and Structure , page 13

2. You indicated that the Company obtained control of Zhongchao Shanghai and its subsidiaries through VIE agreements, and you completed a reorganization of entities under common control. Please tell us the basis of your conclusion that the entities were under common control for all reported periods. Specifically, please identify the significant shareholders and their percentage ownership of Zhongchao Shanghai prior to the reorganization.
We have not finally determined the use of the proceeds from this offering., page 56

3. We note that several of the uses of proceeds identified here, for example, upgrading your warehouse facilities and establishing overseas sales, are not consistent with the uses of proceeds enumerated at page 59 under "Use of Proceeds." Please advise or revise.
We will incur increased costs as a result of being a publicly-traded company., page 56

4. To the extent practicable, please revise to indicate an estimate of the anticipated increased costs associated with becoming a public company.
Use of Proceeds, page 59

5. Please revise the final paragraph of your discuss to address, as you do at page 73, the time frames associated with the filing and registration process for capital contributions and loans to your VIE. Please also discuss the likelihood of obtaining such approvals.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Cost of revenues, page 71

6. We note that travel expense related to the offline seminars were part of the cost of revenues. Please clarify the nature of such expenses and the extent to which you are reimbursed for these costs by your customers.
The Foreign Investment Law, page 122

7. Please revise to disclose the possible effects of the Foreign Investment Law on the company and its operations.
The Guidance Catalog and Negative List, page 122

8. Please revise to indicate within which category, encouraged, restricted, or prohibited, the company's operations are categorized.
 Pei Xu
FirstName LastNamePei Xu
Zhongchao Inc.
Comapany 13, 2019
September NameZhongchao Inc.
September 13, 2019 Page 3
Page 3
FirstName LastName
Notes to Consolidated Financial Statements
1. Organization and Principal Activities , page F-8

9. We note in the Statements of Changes in Shareholders' Equity on page F-5 and the schedule presented on page F-9 that the Company is committed to issue the shareholder of Zhongchao Shanghai a total of 2,700,136 Class A ordinary shares, representing
         1,350,068 shares for each year presented. However, you stated on page F-8 that the warrant entitled the shareholder to purchase 1,350,068 shares. Please clarify and revise your financial statements and disclosures accordingly.
10. With respect to warrant agreement entered with the shareholder of Zhongchao Shanghai, it appears that the agreement was subject to certain conditions and that the shares has not been issued as of the report date. Please tell us the basis of your conclusion that "there is no circumstance under which the 1,350,068 Class A Ordinary Shares would not be issued"
         and thus the shares committed to be issued were included in both the ordinary shares outstanding and calculation of weighted average outstanding shares as of December 31,
         2018 and 2017.
11. In addition, one of the outstanding conditions for the warrant agreement was that the " shareholder has fully paid the capital contribution to Zhongchao Cayman". It appears that the capital contributions of $2,732,081 and $3,580,260 in the cash flow statements for fiscal years 2017 and 2018, respectively, were related to the shares committed to be issued. Please explain your basis for including these contributions in the
         Statement of Cash Flows prior to the issuance of the shares.

2. Summary of Significant Accounting Policies
(o) Revenue recognition, page F-16

12. Please help us better understand the nature of the specific goods and services that are transferred to your customers. Please clarify what goods and services you have combined into a single performance obligation and what goods or services you consider to be separate performance obligations. For example, for your course production services, it is unclear if your performance obligations are limited to production services or if you are also contractually required to post these courses on your platform and guarantee access to users for a particular period of time. Please refer to ASC 606-10-25-21 and 606-10-50-
         12(c).
16. Stock Based Compensation , page F-32

13. You indicated that Zhongchao Shanghai declared a stock dividend by delivering 5 new shares of ordinary share to each 10 existing shares in FY 2017. Please tell us how you accounted for this transaction and your consideration of ASC
505-20-25.
 Pei Xu
Zhongchao Inc.
September 13, 2019
Page 4
General

14. We note references to third-party market data within your prospectus, including, for example, a reference at page 1 to the 2017 Research Report on Chinese National Equities
       Exchange and Quotations by Beijing Wutong Ideal Capital Management Co., Ltd. Please
       provide us with copies of any materials that support third-party statements, clearly cross-
       referencing a statement with the underlying factual support.
       You may contact Christie Wong, Staff Accountant, at 202-551-3684, or Lisa Etheredge,
Staff Accountant, at 202-551-3424, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or
Celeste Murphy, Legal Branch Chief, at 202-551-3257, with any other questions.



                                                             Sincerely,
FirstName LastNamePei Xu
                                                             Division of
Corporation Finance
Comapany NameZhongchao Inc.
                                                             Office of
Telecommunications
September 13, 2019 Page 4
cc:       Arila Zhou
FirstName LastName